

December 9, 2010

Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquin Drive
Natick, Massachusetts 01760

      **Re: Aquamer Medical Corp.
              Preliminary Proxy Statement on Schedule 14A
              Filed November 5, 2010
              File No. 000-52327**

Dear Mr. Reilly:

      We have completed our limited review of your filing and do not have any further comments at this time. If you have any questions, please contact Ruairi Regan at (202) 551-3269 or me, at (202) 551-3617.

                         Sincerely,

                         Russell Mancuso
                         Branch Chief

cc (by facsimile): Eric Hellige, Esq.